TransAlta Board of Directors increases annual dividend 8 per cent to $1.08

CALGARY, Alberta (Feb. 1, 2008) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has approved an increase to the annual dividend to common shareowners to $1.08 from $1.00 per share.  The Board also declared a quarterly dividend of $0.27 per share on common shares payable April 1, 2008 to shareowners of record at the close of business March 1, 2008.

Donna Soble Kaufman, Chair of the Board of Directors said, “Paying an attractive dividend continues to be a key component of TransAlta’s strategy to create and deliver consistent, long-term value for its shareowners. The Board’s decision to increase the dividend reflects the progress the Company has made over the past several years in strengthening its balance sheet and growing earnings through investing in its base assets and growth projects.”

Dividends are paid quarterly as determined by the Board. In determining the dividend, the Board reviews the Company’s financial performance and balances financial liquidity requirements, capital reinvestment, and returning capital to shareowners. The Board continues to focus on building sustainable earnings and dividend growth.

       All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267- 7330

Phone:  1-800-387-3598 in Canada and U.S.

        Email:  michael_lawrence@transalta.com

Phone:  (403) 267-2520    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com